Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

This article contains forward-looking statements, including statements regarding market growth and opportunities, benefits of the proposed merger, completion of the merger and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this article. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this article. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this article.

The following article was posted on Symantec’s and VERITAS’ respective intranet sites and on OpenLines, the companies’ shared intranet site, on June 14, 2005.

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Symantec-VERITAS Merger Supported by Key Institutional Advisor

Late Friday afternoon, Institutional Shareholder Services, Inc. (ISS) – an independent firm that researches proposed mergers and provides objective vote recommendations to its clients – issued a favorable recommendation for Symantec’s pending merger with VERITAS.

In summarizing its findings, the June 10 report from ISS states, “On balance, we view that the long-term strategic basis for this transaction has merits and should enable the company to evolve its value proposition to enterprise customers in line with the increasing convergence between security and storage management.” ISS research included a review of public documents and meetings with Symantec CEO John W. Thompson and VERITAS CEO Gary Bloom. ISS recommendations have been shown to carry a lot of bearing on shareholder votes. According to a June 10 article on CNET News, ISS influences 30 – 60 percent of share votes. ISS advises more than 1,300 institutional and corporate clients worldwide.

Glass Lewis, Inc., a relatively new advisory firm that, experts say, carries less influence with institutional accounts than does ISS, issued a report the day prior to the ISS report which recommended Symantec investors turn down the merger and that VERITAS investors vote for the merger. The Glass Lewis report claimed the deal was too expensive and the review committee did not see the strategic value of the combined company. Glass Lewis based their recommendation on public documents alone and their policy is not to speak with company management or customers in the course of their research.

“When investors lack the resources to do adequate research themselves, they turn to firms like ISS to perform an objective analysis of the deal,” says Helyn Corcos, Vice President, Investor Relations. “We’re very pleased that ISS’s comprehensive research resulted in a positive rating for the planned merger and we look forward to the results of the upcoming shareholder vote on June 24.”

Please note: Stockholders of record as of May 12, 2005 have been mailed the joint proxy statement/prospectus in connection with the proposed merger and will be entitled to vote at the respective company’s special stockholder meeting. Symantec and VERITAS are each holding a special meeting of stockholders on June 24, 2005, to approve matters relating to the proposed merger between the two companies.

Symantec Corporation has filed a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ annual report on Form 10-K for the year ended December 31, 2004, which was filed with the SEC on April 6, 2005. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov <file://www.sec.gov> or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.